UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-15052

THE UNITED ILLUMINATING COMPANY 401(k)/
EMPLOYEE STOCK OWNERSHIP PLAN
(Full Title of the Plan)

157 Church Street
New Haven, CT 06506
(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive offices)

Audited Financial Statements and Supplemental Schedules

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

Years Ended December 31, 2008 and 2007

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

Years Ended December 31, 2008 and 2007

CONTENTS

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable.

Report of Independent Registered Public Accounting Firm

Finance Committee of The United Illuminating Company
The United Illuminating Company 401(k)/Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for plan benefits of The United Illuminating Company 401(k)/Employee Stock Ownership Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for plan benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules on pages 14 and 15 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Dworken, Hillman, LaMorte & Sterczala, P.C.
Shelton, Connecticut
June 29, 2009

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	As of December 31,
	2008						2007
	ESOP Component			401	(k)		ESOP Component			401	(k)
	Allocated	Unallocated	Total	Component		Total	Allocated	Unallocated	Total	Component		Total
Assets
Investments, at fair value	$29,860,459	$1,048,815	$30,909,274	$82,945,008		$113,854,282	$34,290,968	$3,011,163	$37,302,131	$101,928,543		$139,230,674
Cash	428,633	-	428,633	-		428,633	399,236	-	399,236	-		399,236
Total investments	30,289,092	1,048,815	31,337,907	82,945,008		114,282,915	34,690,204	3,011,163	37,701,367	101,928,543		139,629,910

Receivables:
Employer's contributions	431,701	-	431,701	19,850		451,551	347,686	-	347,686	20,338		368,024
Participants' contributions	-	-	-	108,161		108,161	-	-	-	138,848		138,848
Dividend and interest	-	15,088	15,088	-		15,088	-	35,205	35,205	-		35,205
Total receivables	431,701	15,088	446,789	128,011		574,800	347,686	35,205	382,891	159,186		542,077

Total assets	30,720,793	1,063,903	31,784,696	83,073,019		114,857,715	35,037,890	3,046,368	38,084,258	102,087,729		140,171,987

Liabilities
Interest payable	-	17,893	17,893	-		17,893	-	40,350	40,350	-		40,350
Loan payable to United
Illuminating Company	-	1,025,243	1,025,243	-		1,025,243	-	2,312,023	2,312,023	-		2,312,023
Total liabilities	-	1,043,136	1,043,136	-		1,043,136	-	2,352,373	2,352,373	-		2,352,373

Net assets available for benefits	$30,720,793	$20,767	$30,741,560	$83,073,019		$113,814,579	$35,037,890	$693,995	$35,731,885	$102,087,729		$137,819,614

See notes to financial statements.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Year Ended December 31, 2008
	ESOP Component			401 (k)
	Allocated	Unallocated	Total	Component	Total
Additions
Investment Income:
Interest and dividend income, investments	$1,664,013	$90,527	$1,754,540	$3,368,150	$5,122,690
Interest and dividend income, participant loans	-	-	-	125,227	125,227
Net depreciation in fair value of investments	(6,558,971)	(440,994)	(6,999,965)	(28,952,459)	(35,952,424)
	(4,894,958)	(350,467)	(5,245,425)	(25,459,082)	(30,704,507)
Contributions:
Employer contributions	1,833,598	1,304,335	3,137,933	1,159,429	4,297,362
Employee contributions	-	-	-	7,900,216	7,900,216
Rollover contributions	-	-	-	153,188	153,188
	1,833,598	1,304,335	3,137,933	9,212,833	12,350,766
Allocation of 46,567 shares from unallocated
ESOP component	1,521,355	-	1,521,355	-	1,521,355

Total additions (deductions)	(1,540,005)	953,868	(586,137)	(16,246,249)	(16,832,386)

Deductions
Payment of benefits	1,581,589	-	1,581,589	3,944,561	5,526,150
Interest expense	-	105,741	105,741	-	105,741
Administrative expenses	1,114	-	1,114	18,289	19,403
Allocation of 46,567 shares to allocated
ESOP component	-	1,521,355	1,521,355	-	1,521,355

Total deductions	1,582,703	1,627,096	3,209,799	3,962,850	7,172,649

Net decrease prior to participant loans and
interfund transfers	(3,122,708)	(673,228)	(3,795,936)	(20,209,099)	(24,005,035)
Participant loan activity	41,575	-	41,575	(41,575)	-
Interfund transfers	(1,235,964)	-	(1,235,964)	1,235,964	-
Net decrease	(4,317,097)	(673,228)	(4,990,325)	(19,014,710)	(24,005,035)
Net assets available for benefits:
Beginning of year	35,037,890	693,995	35,731,885	102,087,729	137,819,614
End of year	$30,720,793	$20,767	$30,741,560	$83,073,019	$113,814,579

See notes to financial statements.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2007

1.         Description of Plan:

The following brief description of The United Illuminating Company 401(k)/Employee Stock Ownership Plan (the “Plan”), sponsored by The United Illuminating Company (the “Company”), a wholly owned subsidiary of UIL Holdings Corporation (“UIL”), provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General:

The Plan is a defined contribution 401(k) plan and a stock bonus plan and trust meeting the requirements of Sections 401(a), 501(a) and related provisions of the Internal Revenue Code (the “IRC”). Employees are eligible to participate in the Plan immediately upon hire.

The purpose of the Plan is to provide eligible employees with an opportunity and incentive to save for their retirement, and to enable eligible employees and their beneficiaries to share in the growth of the Company by providing them ownership of UIL stock.  Until December 2008, the Plan was administered by the Compensation and Executive Development Committee of the Board of Directors, at which point the Board delegated that responsibility to the Benefits Administration Committee.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”).

Vanguard Fiduciary Trust Company (“VFTC”) serves as the trustee and recordkeeper of the Plan, exclusive of a) proxy responsibilities related to voting of shares of UIL common stock and b) custodial responsibilities related to unallocated shares of the Employee Stock Ownership Plan (“ESOP”) portion, which were performed by U.S. Bank Institutional Custody until July 2008.  Responsibilities were then transferred to J.P. Morgan Chase and Company.

The Plan is also intended to allow leveraged acquisitions of UIL’s stock and accordingly, is intended to meet the requirements of sections 409, 409(a), and 4975(e)(7) of the IRC.

In 1997, the Plan purchased Company stock using the proceeds of a loan from the Company (See Note 5) and holds the stock in a trust established under the Plan.  The Company stock was subsequently converted to UIL stock.  The borrowing is to be repaid over a period of twelve years.  As the Plan makes each payment of principal to the Company, an appropriate percentage of stock will be allocated to eligible employees’ accounts in accordance with the Plan’s contribution requirements and appropriate regulations of the IRC. Shares vest fully upon allocation.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2007

1.         Description of Plan (continued):

General (continued):

Unallocated shares of stock collateralize the loan from the Company. The Company has no rights against shares once they are allocated under the ESOP.

Accordingly, the financial statements of the Plan at December 31, 2008 and 2007 and for the year ended December 31, 2008 present separately the assets and liabilities and changes therein pertaining to:

(a)	Accounts of eligible employees with vested rights in allocated stock (“Allocated”) and
(b)	Stock not yet allocated to employees (“Unallocated”).

Contributions:

Participant: Eligible employees may contribute on a pre-tax basis up to 75% of the employee’s compensation, subject to IRC limitations as defined.

Employer:  The Company makes a matching contribution in cash or in shares of UIL stock equal to 1% for each 1% of the first 3% of the employee’s compensation plus 0.5% for each 1% from 3% to 5% of the employee’s compensation withheld as a participant contribution, up to a maximum of 4%.  During 2008 and 2007, all matching contributions were in the form of UIL stock to the Allocated portion of the ESOP.

During 2006, the Plan was amended to allow existing participants of The United Illuminating Company Pension Plan and The United Illuminating Company Prefunded Union Post Retirement Medical Benefit Plan, effective January 1, 2007, to obtain enhanced employer contributions in lieu of freezing their existing benefits in the aforementioned Plans.  Participants had from November 1, 2006 to December 15, 2006, to make this election.  The electing participants receive an annual contribution to their account of 4% of their compensation plus an additional annual $1,000 contribution, regardless of whether the employee is contributing to the Plan.

The Company also makes discretionary (enhanced employer) contributions for union participants whose employment commenced on or after April 1, 2005 and for non-collectively bargained participants whose employment commenced on or after May 1, 2005, as these participants are not eligible to participate in The United Illuminating Company Pension Plan and The United Illuminating Company Prefunded Union Post Retirement Medical Benefit Plan.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2007

1.	Description of Plan (continued):

Contributions (continued):

Such participants received an annual plan year contributions to their account equal to 4% of their compensation plus an additional $1,000 contribution prorated over the year, regardless of whether the employee is contributing to the Plan.

Dividends paid on UIL stock:

Dividends paid on UIL stock are recorded as income to the Plan and as benefit payments to participants, taxable to the participant, in the year received.

Dividends will automatically be reinvested in shares of the Company, or at the election of the participant, may be paid directly to them.

Participant and ESOP accounts:

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and, (b) Plan earnings, and charged with an allocation of administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  An employee stock ownership plan account (“ESOP Account”) is separately maintained for each participant to record the number of shares owned by that participant through the Plan.

Effective January 1, 2007, a participant who has completed three (3) years of service may elect to diversify the investment of up to 40% of the ESOP account value from Company Stock to the other investment options available in the Plan.  In addition, the Plan complies with the diversification requirements of Internal Revenue Code Section 401(a)(28) with respect to participants who are at least age 55 with 10 years of service.

Forfeitures:

At December 31, 2008 and 2007, forfeited nonvested accounts totaled $67,186 and $40,746, respectively. These accounts will be used to reduce future employer contributions.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2007

1.	Description of Plan (continued):

Voting rights:

Each participant is entitled to exercise voting rights, attributable to the shares of UIL stock allocated to his or her account, and is notified by the trustee prior to the time that such rights are to be exercised.  The trustee shall vote shares for which it has not received directions in the same proportions as the voting directions received from participants exercising their voting rights.

Vesting:

Participants are fully vested in the total value of all accounts, excluding discretionary Company contributions, upon commencement of employment.  Vesting in the Company’s discretionary contributions is based on years of continuous service.  Effective January 1, 2007, the Plan’s vesting schedule for enhanced employer contributions was amended.  For union participants whose employment commenced on or after April 1, 2005 and for non-collectively bargained participants whose employment commenced on or after May 1, 2005, their Company discretionary contribution account balance shall be vested in accordance with the following schedule:

Years of Vesting Service	Vested Percentage
less than two years at least two years, but less than three years at least three years, but less than four years at least four years, but less than five years five or more years	0% 20% 40% 60% 100%

Upon the participant’s termination of service, any and all unvested amounts of such participant’s company discretionary contribution account balance shall be forfeited.

Participant loans:

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested balance.  Loan terms range from 1 - 4 years except in the case of the purchase of a primary residence, which may not exceed 15 years.

The loans are collateralized by the balance in the participant’s account and bear interest at a rate determined by the Plan administrator.  Interest rates at December 31, 2008 range from 6.00% to 10.75%.  Principal and interest is paid ratably through monthly payroll deductions.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2007

1.	Description of Plan (continued):

Payment of benefits:

On termination of service, a participant may elect to receive a lump sum equal to the value of the participant’s account.  Benefit payments before termination of service are permitted under certain circumstances consistent with Plan qualification requirements. The portion of a participant’s account that is invested in UIL stock shall be paid in whole shares of UIL stock, unless the participant elects to receive such payment in cash.

Plan termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the IRC.

2.         Summary of accounting policies:

Basis of accounting:

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment valuation and income recognition:

The Plan’s investments are stated at fair value.  Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares owned at year-end.  Shares of Vanguard Retirement Savings Trust are valued at the net asset value, the underlying investments of which are valued at contract value.  UIL stock is valued at closing price on the New York Stock Exchange.  Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2007

2.         Summary of accounting policies (continued):

Plan expenses:

The Company, at its sole discretion, may pay for all or a portion of expenses related to administering and operating the Plan.

Payment of benefits:

Benefits are recorded when paid.

3.         Fair value measurements

The Plan’s investments are reported at fair value in the accompanying statements of net assets available for plan benefits

	Fair Value Measurements Using:
December 31, 2008	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Unobservable Inputs (Level 3)
Cash	$428,633	$428,633	-
Mutual funds	67,129,505	67,129,505	-
UIL Holdings Corporation Common Stock	30,909,278	30,909,278	-
Vanguard Retirement Savings Trust	14,333,033		$14,333,033
Participant loans	1,482,466	-	1,482,466
Total	$114,282,915	$98,467,416	$15,815,499

SFAS No. 157, Fair Value Measurements, establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value.  This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, and Level 3 inputs have the lowest priority.  The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments.  When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.  No Level 2 inputs were available to the Plan, and Level 3 inputs were only used when Level 1 or Level 2 inputs were not available.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2007

3.         Fair value measurements (continued):

Level 1 fair value measurements

The fair value of mutual funds is based on quoted net asset values of the shares held by the Plan at year-end. The fair value of UIL Holdings Corporation common stock is based on quoted market prices.

Level 3 fair value measurements

The Vanguard Retirement Savings Trust and participant loans are not actively traded and significant other observable inputs are not available.

Thus, the fair value of the Vanguard Retirement Savings Trust are valued at the net asset value, the underlying investments of which are valued at the contract value, and the fair value of participant loans is equal to the amortized cost of the loans because the loans are secured by each respective participant’s account balance.  The following table provides further details of the Level 3 fair value measurements.

Fair value measurements using significant unobservable inputs (Level 3)

	Vanguard Retirement Savings Trust	Participant Loans
Beginning balance, January 1, 2008	$12,198,762	$1,460,868
Purchases, sales, issuances, and settlements (net)	2,134,271	21,598
Ending balance, December 31, 2008	$14,333,033	$1,482,466

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2007

4.         Investments:

The following presents investments that represent 5 percent or more of the Plan’s net assets:
	December 31,
	2008		2007
Vanguard 500 Index Fund, 222,643 and 214,461 shares, respectively	$18,499,429		$28,984,417
UIL Holdings Corporation, 1,029,280 and 1,009,530 shares, respectively	$30,909,278		$37,302,131
Vanguard Wellesley Income Fund, 764,598 and 716,385 shares, respectively	$14,068,601		$15,631,525
Vanguard Retirement Savings Trust, 14,333,033 and 12,198,762 shares, respectively	$14,333,033		$12,198,762
Vanguard U.S. Growth Fund, 376,038 shares	--	(1)	$7,486,926
Vanguard International Growth Fund, 304,418 shares	--	(1)	$7,555,654

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $35,952,424 as follows:

Mutual funds	$(28,952,459)
UIL Holdings Corporation common stock	(6,999,965)
$(35,952,424)

(1)	Balance did not represent 5% or more of the Plan’s net assets on the respective date.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2007

5.      Nonparticipant-directed investments:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31, 2008		December 31, 2007
	Allocated	Unallocated	Allocated	Unallocated

UIL Common Stock:

Number of Shares	994,354	34,926	928,037	81,493

Cost	$27,372,091	$712,281	$24,802,384	$1,661,968

Market	$29,860,459	$1,048,814	$34,290,968	$3,011,163
Cash	428,633	-	399,236	-
Receivables	431,701	15,088	347,686	35,205
Less loan payable	-	(1,025,243)	-	(2,312,023)
Less interest payable	-	(17,893)	-	(40,350)
	$30,720,793	$20,766	$35,037,890	$693,995

		2008
Changes in Net Assets:
Contributions		$3,137,932
Dividends		1,754,540
Net Depreciation		(6,999,965)
Benefits Paid		(1,581,589)
Interest Expense		(105,741)
Administrative Expense		(1,114)
Participant Loan Activity		41,575
Interfund Transfers		(1,235,964)
		$(4,990,326)

6.         Loans payable:

In 1997, the Plan entered into a term loan agreement with the Company, which provided for maximum borrowings of $15,000,000 and an interest rate of 7.00%.  Advances of $11,159,446 were drawn during the period July 1997 to November 1997 and were utilized to purchase Company common stock.  Unallocated shares are collateral for the loan.  The agreement provides for the loan to be repaid over twelve years.  The remaining principle outstanding of $1,025,243 is due in 2009.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2007

7.         Related party transactions:

The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for Plan investments.  Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

8.         Tax status:

The Internal Revenue Service determined and informed the Company by letter dated December 27, 2001, that the Plan was qualified under IRC Section 401(a).  The Plan has subsequently been amended since receiving the determination letter.  However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

9.         Nonexempt transactions:

During 2007, the Company demonstrated a pattern of remitting employee contributions to VFTC within 6 business days after the end of a payroll period.  However, for thirteen weekly periods and one monthly period during 2008 the Company’s remittance of employee contributions to VFTC was not made within 6 business days due to extenuating circumstances.  While employee contributions relating to these periods were remitted within the time period allowed per the IRC, these contributions have been classified as nonexempt transactions as they were beyond the Company’s demonstrated pattern of timely remittance.

During 2008, the plan sponsor continued to allow employee deferrals for two individuals who were granted hardship withdrawals during 2008.  The Department of Labor prohibits participants receiving hardship withdrawals from making elective deferrals for a six-month period.

10.         Subsequent event:

Subsequent to year end, the Plan was amended to reduce matching contributions.  Effective April 1, 2009, matching contributions for non-collectively bargained participants will be equal to 1% for each 1% of employee’s compensation withheld as a participant contribution, up to a maximum of 2%.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE H
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2008

Attachment to Form 5500, Schedule H, Item 4i – Schedule of Assets (Held at End of Year)

	Identity of Issue	Description of Investment	Cost	Current Value

*	Vanguard 500 Index Fund, 222,643 shares	Registered Investment Company	$ 21,415,196	$ 18,499,429
*	Vanguard Extended Market Index Fund, 102,639 shares	Registered Investment Company	3,313,792	2,464,351
*	Vanguard Federal Money Market Fund, 3,676,941 shares	Registered Investment Company	3,676,941	3,676,941
*	Vanguard International Growth Fund, 372,815 shares	Registered Investment Company	7,546,944	4,548,342
*	Vanguard Morgan Growth Fund, 178,652 shares	Registered Investment Company	3,074,391	2,018,770
*	Vanguard Total Bond Market Index Fund, 513,704 shares	Registered Investment Company	5,180,179	5,229,504
*	Vanguard U.S. Growth Fund, 390,774 shares	Registered Investment Company	7,869,338	4,790,883
*	Vanguard Wellesley Income Fund, 764,598 shares	Registered Investment Company	15,826,950	14,068,601
*	Vanguard Windsor II Fund, 180,804 shares	Registered Investment Company	5,467,469	3,455,162
*	Vanguard Retirement Savings Trust, 14,333,033 shares	Common/Collective Trust	14,333,033	14,333,033
*	Vanguard Target Retirement 2005 Fund, 87,042 shares	Registered Investment Company	991,772	843,438
*	Vanguard Target Retirement 2015 Fund, 274,395 shares	Registered Investment Company	3,367,378	2,620,468
*	Vanguard Target Retirement 2025 Fund, 189,788 shares	Registered Investment Company	2,380,098	1,759,337
*	Vanguard Target Retirement 2035 Fund, 153,048 shares	Registered Investment Company	1,978,155	1,415,693
*	Vanguard Target Retirement 2045 Fund, 100,244 shares	Registered Investment Company	1,346,700	959,339
*	Vanguard Target Retirement Income Fund, 36,925 shares	Registered Investment Company	400,249	351,530
*	Vanguard Target Retirement 2010 Fund, 20,024 shares	Registered Investment Company	401,747	352,624
*	Vanguard Target Retirement 2020 Fund, 4,377 shares	Registered Investment Company	84,463	72,524
*	Vanguard Target Retirement 2030 Fund, 151 shares	Registered Investment Company	2,555	2,344
*	Vanguard Target Retirement 2040 Fund, 15 shares	Registered Investment Company	224	225
*	UIL Holdings Corporation, 1,029,280 shares **	Common Stock	28,084,372	30,909,278
	Cash	Cash	428,633	428,633
*	Participant Loans	Participant loans (6.00% - 10.75%)	1,482,466	1,482,466

Total assets			$ 128,653,045	$ 114,282,915
* Party in Interest
** Non-participant-directed investment

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE H
SCHEDULE OF NON-EXEMPT TRANSACTIONS

Year Ended December 31, 2008

Identity of Party Involved	Relationship to Plan Employer or Other Party-In-Interest	Description of Transaction	Current Value of Asset
The United Illuminating Company	Affiliated Company	Loans to employer in the form of late deposits of employee deferrals, and loan repayments.	$1,767,228

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE UNITED ILLUMINATING COMPANY
401(K)/EMPLOYEE STOCK OWNERSHIP PLAN

Date: June 29, 2009	By /s/ Richard J. Nicholas
Richard J. Nicholas
Executive Vice President
and Chief Financial Officer

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

Index to Exhibits

Exhibit No.	Description
23	Consent of Dworken, Hillman, LaMorte & Sterczala

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-116921 pertaining to The United Illuminating Company 401(k)/Employee Stock Ownership Plan) of UIL Holdings Corporation of our report dated June 29, 2009 relating to the financial statements and the financial statement schedules of The United Illuminating Company 401(k)/Employee Stock Ownership Plan for the year ended December 31, 2008, included in this annual report on Form 11-K for the year ended December 31, 2008.

                                                        Dworken, Hillman, LaMorte & Sterczala P.C.

Shelton, Connecticut
June 29, 2009